UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

UNDER SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)*

Genpact Limited

(Name of Issuer)

Common Shares, $0.01 par value per share

(Title of Class of Securities)

G3922B107

(CUSIP Number)

Glory Investments B Limited Suite 110, 10th Floor Ebene Heights Building 34 Ebene Cybercity Ebene, Mauritius (230) 468 1320	GIC Private Limited 168, Robinson Road #37-01, Capital Tower Singapore 068912 +65 6889 8888

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 20, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule §240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G3922B107	13D

1	NAME OF REPORTING PERSON: Glory Investments A Limited I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 98-0651998
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, BK
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Mauritius
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,289,074[1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 11,289,074[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,289,074[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.85%[2]
14	TYPE OF REPORTING PERSON CO

1	Does not include Common Shares held by any other Reporting Person.
2	Percentage calculated based on 193,042,398 Common Shares outstanding as of October 27, 2017, as reported in the Issuer’s prospectus supplement filed with the U.S. Securities and Exchange Commission (“SEC”) on November 16, 2017.

CUSIP No. G3922B107	13D

1	NAME OF REPORTING PERSON: Glory Investments B Limited I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 98-0652001
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, BK
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Mauritius
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 47,750,678[1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 47,750,678[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 47,750,678[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.74%[2]
14	TYPE OF REPORTING PERSON CO

1	Includes (i) 11,289,074 Common Shares held by Glory Investments A Limited, (ii) 27,836,041 Common Shares held by Glory Investments B Limited, (iii) 1,314,126 Common Shares held by Glory Investments IV Limited, (iv) 98,955 Common Shares held by Glory Investments IV-B Limited, (v) 50,812 Common Shares held by RGIP, LP and (vi) 7,161,670 Common Shares held by Twickenham Investment Private Limited.
2	Percentage calculated based on 193,042,398 Common Shares outstanding as of October 27, 2017, as reported in the Issuer’s prospectus supplement filed with the SEC on November 16, 2017.

CUSIP No. G3922B107	13D

1	NAME OF REPORTING PERSON: Glory Investments IV Limited I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 98-1067044
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, BK
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Mauritius
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,314,126[1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,314,126[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,314,126[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.68%[2]
14	TYPE OF REPORTING PERSON CO

1	Does not include Common Shares held by any other Reporting Person.
2	Percentage calculated based on 193,042,398 Common Shares outstanding as of October 27, 2017, as reported in the Issuer’s prospectus supplement filed with the SEC on November 16, 2017.

CUSIP No. G3922B107	13D

1	NAME OF REPORTING PERSON: Glory Investments IV-B Limited I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 39-2079858
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, BK
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Mauritius
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 98,955[1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 98,955[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 98,955[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.05%[2]
14	TYPE OF REPORTING PERSON CO

1	Does not include Common Shares held by any other Reporting Person.
2	Percentage calculated based on 193,042,398 Common Shares outstanding as of October 27, 2017, as reported in the Issuer’s prospectus supplement filed with the SEC on November 16, 2017.

CUSIP No. G3922B107	13D

1	NAME OF REPORTING PERSON: RGIP, LP I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON: 04-3328326
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 50,812[1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 50,812[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 50,812[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.03%[2]
14	TYPE OF REPORTING PERSON PN

1	Does not include Common Shares held by any other Reporting Person.
2	Percentage calculated based on 193,042,398 Common Shares outstanding as of October 27, 2017, as reported in the Issuer’s prospectus supplement filed with the SEC on November 16, 2017.

CUSIP No. G3922B107	13D

1	NAME OF REPORTING PERSON: GIC Private Limited I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,392,645[1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,392,645[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,392,645[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.83%[2]
14	TYPE OF REPORTING PERSON CO

1	Includes 230,975 Common Shares registered in the name of GIC Private Limited and 7,161,670 Common Shares held through Twickenham Investment Private Limited, but does not include Common Shares held by the Glory Entities (as defined below) or RGIP (as defined below).
2	Percentage calculated based on 193,042,398 Common Shares outstanding as of October 27, 2017, as reported in the Issuer’s prospectus supplement filed with the SEC on November 16, 2017.

CUSIP No. G3922B107	13D

1	NAME OF REPORTING PERSON: GIC Special Investments Pte. Ltd. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,161,670[1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,161,670[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,161,670[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.71%[2]
14	TYPE OF REPORTING PERSON CO

1	Includes 7,161,670 Common Shares held through Twickenham Investment Private Limited, but does not include Common Shares held by the Glory Entities or RGIP.
2	Percentage calculated based on 193,042,398 Common Shares outstanding as of October 27, 2017, as reported in the Issuer’s prospectus supplement filed with the SEC on November 16, 2017.

CUSIP No. G3922B107	13D

1	NAME OF REPORTING PERSON: Twickenham Investment Private Limited I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON: N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,161,670[1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,161,670[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,161,670[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.71%[2]
14	TYPE OF REPORTING PERSON CO

1	Does not include Common Shares held by the Glory Entities or RGIP.
2	Percentage calculated based on 193,042,398 Common Shares outstanding as of October 27, 2017, as reported in the Issuer’s prospectus supplement filed with the SEC on November 16, 2017.

This Amendment No. 2 to Schedule 13D relates to common shares, par value $0.01 per share (the “Common Shares”) of the Issuer and amends the initial statement on Schedule 13D filed on November 5, 2012, as amended and supplemented by Amendment No. 1 filed on August 18, 2017, filed jointly by each of Glory Investments A Limited, a Mauritius public company limited by shares (“Glory A”), Glory Investments B Limited, a Mauritius public company limited by shares (“Glory B”), Glory Investments IV Limited, a Mauritius private company limited by shares (“Glory IV”), Glory Investments IV-B Limited, a Mauritius private company limited by shares (“Glory IV-B”), RGIP, LP, a Delaware limited partnership (“RGIP”), GIC Private Limited, a private company limited by shares organized under the laws of the Republic of Singapore (“GIC”), GIC Special Investments Pte. Ltd., a private company limited by shares organized under the laws of the Republic of Singapore (“GICSI”), and Twickenham Investment Private Limited, a private company limited by shares organized under the laws of the Republic of Singapore (“Twickenham”), (each a “Reporting Person” and, collectively, the “Reporting Persons”) relating to the Common Shares (the “Initial Statement” and, together with this Amendment No. 2, the “Schedule 13D”). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement. Glory A, Glory B, Glory IV and Glory IV-B are collectively referred to herein as the “Glory Entities”.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a), (b) The information required in these paragraphs with respect to each of the Reporting Persons is set forth in Rows 7 through 13 of the cover pages to this Schedule 13D and Item 2(b) and is incorporated herein by reference. Because the Glory Entities, RGIP and Twickenham have entered into the Investor Agreement and Shareholder Agreement and by virtue of the nature of the transaction contemplated therein (as described in Item 4), (i) the Genpact Investors could be deemed to be a “group” (within the meaning of Section 13(d)(3) of the Exchange Act) with respect to the Common Shares, and (ii) each of the Genpact Investors and the other persons identified in Item 2(b) may be deemed to beneficially own all of the Common Shares beneficially owned by one another. As noted in Item 2, each of the Reporting Persons disclaims beneficial ownership of any Common Shares beneficially owned by any of the other Reporting Persons or any other person. The Reporting Persons hold an aggregate of 47,981,653 Common Shares or 24.86% of the outstanding Common Shares.

Twickenham is controlled and managed by GICSI, which is in turn wholly-owned by GIC. Pursuant to Section 13(d) of the Exchange Act and the rules promulgated thereunder, GIC and GICSI may be deemed to beneficially own all of the Common Shares beneficially owned by Twickenham.

(c) On November 20, 2017, Glory A, Glory B, Glory IV, Glory IV-B and Twickenham (collectively, the “Selling Shareholders”) collectively sold 10,000,000 Common Shares in an underwritten public offering, as further described in Item 6 below.

(d) Not Applicable.

(e) Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

Underwriting Agreement

On November 14, 2017, the Selling Shareholders entered into an underwriting agreement (the “Underwriting Agreement”) with the Issuer and J.P. Morgan Securities LLC (the “Underwriter”), pursuant to which the Underwriter agreed to purchase an aggregate of 10,000,000 Common Shares from the Selling Shareholders at a price of $30.26 per share. The transaction closed on November 20, 2017. The Selling Shareholders sold the following Common Shares pursuant to the Underwriting Agreement:

Selling Shareholder	Number of Common Shares Sold
Glory A	2,367,136
Glory B	5,836,761
Glory IV	275,550
Glory IV-B	20,747
Twickenham	1,499,806

Lock-up Agreement

In connection with the Underwriting Agreement, each of the Selling Shareholders entered into a lock-up agreement (the “Lock-up Agreement”) with the Underwriter. Under the Lock-up Agreement, each Reporting Person agreed not to sell or transfer any Common Shares, or securities convertible into or exercisable or exchangeable for Common Shares, for 30 days after November 14, 2017 without first obtaining the written consent of the Underwriter.

The summaries of the Underwriting Agreement and Lock-up Agreement contained in this Item 6 are qualified in their entirety by reference to the Underwriting Agreement and the Lock-up Agreement, each of which is filed as an exhibit hereto and incorporated by reference herein.

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit I	Underwriting Agreement, dated November 14, 2017, by and among the Issuer, the Selling Shareholders and the Underwriter (incorporated by reference to Exhibit 1.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 16, 2017).

Exhibit J	Form of Lock-up Agreement (incorporated by reference to Exhibit A to Exhibit 1.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 16, 2017).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 20, 2017

Glory Investments A Limited

By:	/s/ Xie Fei Pang Wong Lin
	Name:	Xie Fei Pang Wong Lin
	Title:	Director

Glory Investments B Limited

By:	/s/ Xie Fei Pang Wong Lin
	Name:	Xie Fei Pang Wong Lin
	Title:	Director

Glory Investments IV Limited

By:	/s/ Xie Fei Pang Wong Lin
	Name:	Xie Fei Pang Wong Lin
	Title:	Director

Glory Investments IV-B Limited

By:	/s/ Xie Fei Pang Wong Lin
	Name:	Xie Fei Pang Wong Lin
	Title:	Director

RGIP, LP

By:	RGIP GP, LLC, its general partner

By:	/s/ Al Rose
	Name:	Al Rose
	Title:	Managing Member

GIC Private Limited

By:	/s/ Jimmy Teo
	Name:	Jimmy Teo
	Title:	Senior Vice President

By:	/s/ Celine Loh
	Name:	Celine Loh
	Title:	Senior Vice President

GIC Special Investments Pte. Ltd.

By:	/s/ Deanna Ong
	Name:	Deanna Ong
	Title:	Director

Twickenham Investment Private Limited

By:	/s/ Matthew Lim
	Name:	Matthew Lim
	Title:	Director

INDEX TO EXHIBITS

Exhibit I	Underwriting Agreement, dated November 14, 2017, by and among the Issuer, the Selling Shareholders and the Underwriter (incorporated by reference to Exhibit 1.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 16, 2017).

Exhibit J	Form of Lock-up Agreement (incorporated by reference to Exhibit A to Exhibit 1.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 16, 2017).